Exhibit J

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Legg Mason Partners Series Funds, Inc:

We consent to the use of our reports, incorporated herein by reference, dated February 22, 2006, for Legg Mason Partners Global High Yield Bond Fund (formerly Salomon Brothers High Yield Bond Fund), Legg Mason Partners Short/Intermediate U.S. Government Fund (formerly Salomon Brothers Short/Intermediate U.S. Government Fund and Legg Mason Partners Small Cap Growth Fund I (formerly Salomon Brothers Small Cap Growth Fund), each a series of the Legg Mason Partners Series Funds, Inc. (formerly Salomon Brothers Series Funds Inc.), as of December 31, 2005 and to the references to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

November 28, 2006